
June 6, 2014

Via E-mail
Mr. Stephen M. Kadenacy
Chief Financial Officer
AECOM Technology Corporation
555 South Flower Street, Suite 3700
Los Angeles, CA 90071

      RE: AECOM Technology Corporation
               Form 10-K for Fiscal Year Ended September 30, 2013
               Filed November 13, 2013
               File No. 0-52423

Dear Mr. Kadenacy:

      We have completed our review of your filing. We remind you that our comments, and changes to disclosure in response to our comments, do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Terence O'Brien

               Terence O'Brien
               Accounting Branch Chief